UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Countrywide Financial Corporation 401(k) Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Countrywide Financial Corporation 401(k) Savings and Investment Plan

December 31, 2008 and 2007

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS—DECEMBER 31, 2008 and 2007	3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS—YEAR ENDED DECEMBER 31, 2008	4

NOTES TO FINANCIAL STATEMENTS	5-10

SUPPLEMENTAL SCHEDULE:

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)—DECEMBER 31, 2007	11

SIGNATURE	12

EXHIBIT INDEX	13

EXHIBIT 23.1	14

EXHIBIT 23.2	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Countrywide Financial Corporation 401(k) Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2007 were audited by other auditors whose report dated June 27, 2008 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris Davis & Chan LLP

Charlotte, North Carolina

June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Countrywide Financial Corporation

401(k) Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Los Angeles, California

June 27, 2008

Countrywide Financial Corporation

401(k) Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments, at fair value:
Money market and interest bearing cash	$90,365,097	$69,766,948
Mutual funds	434,182,617	711,034,963
Common Stocks	40,374,235	83,425,898
Participant loans	37,252,707	41,270,370

Total investments	602,174,656	905,498,179

Contributions receivable:
Employer	16,092,432	15,909,241
Employee	2,590,277	5,369,944

Total contributions receivable	18,682,709	21,279,185

Total assets	620,857,365	926,777,364

LIABILITIES
Liabilities	—	—

Net assets available for benefits	$620,857,365	$926,777,364

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation

401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008
Investment (loss) income:
Net depreciation in fair value of investments (Note 6)	$(335,622,600)
Interest	3,155,640
Dividends	2,274,829
Income from registered investment companies	21,861,145

Total investment loss	(308,330,986)

Contributions:
Employees	121,183,222
Employer	48,628,242

Total contributions	169,811,464

Benefits paid to participants	(166,259,195)
Trustee and administrative expenses (Note 2)	(1,141,282)

Net decrease	(305,919,999)

Net assets available for benefits:
Beginning of year	926,777,364

End of year	$620,857,365

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation

401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Countrywide Financial Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

A.	Countrywide Financial Corporation Acquisition

On July 1, 2008, Countrywide Financial Corporation merged with and into a wholly-owned merger subsidiary of Bank of America Corporation. The Countrywide Financial Corporation shares were converted into Bank of America Corporation shares at a rate of 0.1822 shares of Bank of America Corporation common stock for every share of Countrywide Financial Corporation common stock. Countrywide Financial Corporation continues as a surviving Bank of America Corporation subsidiary.

B.	Plan Sponsor and Administration

Countrywide Financial Corporation (the Corporation) is the Plan sponsor. Effective July 1, 2008, the Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Corporate Benefits Committee). Prior to July 1, 2008 the Plan was administered by the Countrywide Financial Corporation Administrative Committee for Employee Benefits Plan. The Board of Directors of Bank of America Corporation has the right at any time to remove any member of the Corporate Benefits Committee. Members of the Corporate Benefits Committee serve without compensation and act by majority vote. The Corporate Benefits Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

C.	Trustee

Fidelity Management Trust Company is the Plan trustee.

D.	General

The Plan is a defined contribution plan covering all employees of the Corporation immediately upon their hire date if they are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

E.	Contributions

Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan document. Participants who have attained age 50 before the end of the Plan year, are eligible to make catch-up contributions. Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans. Highly compensated employees are limited to contributions equal to six percent of pretax annual compensation. Participant contributions are subject to Internal Revenue Code limitations.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 19 mutual funds, a money market mutual fund and an employer common stock fund as investment options for participants.

The Corporation makes quarterly, discretionary matching contribution equal to 50 percent of the first six percent of eligible earnings, as defined in the Plan, that the participant contributes. Effective with the discretionary matching contribution for the calendar quarter beginning April 1, 2008, the Corporation’s discretionary matching contributions were made in cash and were directed to the same investment choices as their pre-tax contributions. Prior to this change, the Corporation’s discretionary matching contributions were made entirely in Countrywide Financial Corporation common stock and participants had the option to re-direct the discretionary matching contribution once the common stock had been allocated to the participant accounts. The value of the common stock that was contributed for its discretionary match was based on the closing price for the last business day of the quarter for which the contributions were made.

Countrywide Financial Corporation

401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN (Continued)

E.	Contributions (Continued)

The Plan also provides for a discretionary, non-matching employer contribution to eligible participants who are not eligible to participate in the Countrywide Financial Corporation Defined Benefit Pension Plan and meet other contribution eligibility requirements.

The non-matching employer contribution for 2008 was 2% of eligible compensation, funded in cash. The non-matching employer contribution for 2008 was funded in March 2009, in the amount of $10,143,532 in cash and $322,312 from the forfeiture account. The amount of $10,143,532 is included in employer contributions receivable on the accompanying Statements of Net Assets Available for Benefits as of December 31, 2008. The non-matching contribution is invested in the Plan’s investment options according to participant investment elections.

F.	Participant Accounts

Each participant’s account is credited with the participant’s contribution, discretionary matching contribution, Limited Profit Sharing contribution (if eligible), and an allocation of earnings or losses. Allocations of Plan earnings or losses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

G.	Vesting of Benefits

Participants are immediately vested in their voluntary contributions plus actual earnings or losses thereon. Vesting in the Corporation’s discretionary matching and non-matching employer contribution portions of their accounts (as adjusted for investment ) earnings or losses thereon is based on years of service. Participants begin vesting in Corporation contributions after one year of service under a graduated vesting schedule and are fully vested after five years of service.

H.	Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 15 years for the purpose of purchasing a primary residence, and up to five years for all other purposes. The loans earn interest at rates established by the Plan administrator. The current interest rates of participant loans receivable ranges from 4.25% to 11.5%. Principal and interest is paid through payroll deductions.

I.	Payment of Benefits

On termination of service before the normal retirement age of 65, distribution of the vested benefits is determined based on a participant’s account balance:

•

If a participant’s total vested benefit value is greater than $5,000, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.

•

If a participant’s total vested benefit value is between $1,000 and $5,000 and the participant does not elect to rollover or receive distribution of their vested benefits the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a direct rollover to an individual retirement plan designated by the administrator.

•

If a participant’s total vested benefit value is $1,000 or less and the participant does not elect to rollover or receive the distribution, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a lump sum.

Countrywide Financial Corporation

401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN (Continued)

I.	Payment of Benefits (Continued)

On termination of service due to death, disability or normal retirement, participants or their beneficiaries may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

J.	Forfeited Matching Contributions

Activity in forfeited non-vested accounts is summarized below:

Year Ended December 31, 2008
Balance, beginning of year	$2,218,644
Forfeitures	2,810,088
Investment (losses) gains	(1,780,250)
Administrative expenses	(787,092)
Forfeitures used to fund employer contributions	(149,375)

Balance, end of year	$2,312,015

Subsequent to December 31, 2008, the Plan used $1,999,319 of forfeited non-vested accounts to reduce the Corporation’s fourth quarter employer contribution.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

A.	Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

B.	Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that materially affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	Valuation of Investments and Income Recognition

New Accounting Pronouncement - As of January 1, 2008, the Plan adopted the provisions of Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The effect of the adoption of SFAS 157 did not have a material impact on the Plan’s financial statements (see Note 5: Fair Value Measurements).

In October 2008, the FASB issued FSP FAS 157–3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157–3 did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”(“FSP FAS 157-4”). FSP FAS 157-4 provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP FAS 157-4 is effective for periods ending after June 15, 2009. The adoption of FSP FAS 157–4 is not expected to have a material impact on the Plan’s financial statements.

D.	Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis, except for Bank of America Corporation common stock (prior to July 1, 2008 Countrywide Financial Corporation common stock), which is determined based on the aggregate participant level average

Countrywide Financial Corporation

401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS

cost basis. Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES (Continued)

E.	Plan Expenses

The Corporation may pay administrative expenses of the Plan, with the exception of costs incurred for loans, which are paid by participants who have loans.

NOTE 3—CONCENTRATIONS OF INVESTMENT RISK

The Plan’s investments are held in a trust fund administered by Fidelity Management Trust Company. The fair values of investments that represented 5% or more of the Plan’s net assets consisted of the following:

		December 31,
Investment Name	Investment Description	2008 Fair Value	2007 Fair Value
Fidelity Retirement Money Market Portfolio	Money market fund	$90,365,097	$69,766,948
PIMCO Total Return Fund	Mutual fund	80,478,630	63,253,927
Fidelity Diversified International Fund	Mutual fund	59,778,220	131,924,400
LSV Value Equity Fund	Mutual fund	53,257,243	100,914,136
Fidelity Spartan U.S. Equity Index Fund	Mutual fund	46,348,397	81,096,102
Wasatch Small Cap Growth Fund	Mutual fund	*	54,897,667
Fidelity Freedom 2030 Fund	Mutual fund	*	51,615,422
Loomis Sayles Growth Fund	Mutual fund	34,168,511	79,972,412
Bank of America Corporation Common Stock	Common stock	40,374,235	*
Countrywide Financial Corporation Unitized Stock Fund	Common stock	*	83,425,898

*	Investment was below 5% of the Plan’s net assets at year end.

NOTE 4—RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities, including mutual funds and Bank of America Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks.

Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve additional risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of December 31, 2008 and 2007, approximately 7% and 9%, respectively, of total Plan investments were invested in Bank of America Corporation common stock and Countrywide Financial Corporation common stock, respectively.

NOTE 5—FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted the provisions of SFAS 157 which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1

Countrywide Financial Corporation

401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS

measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Common stocks are valued at closing market price reported on the active market on which the securities are traded.

Participant loans, money market funds and interest bearing cash are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

Asset Category	Level 1	Level 2	Level 3	Total
Money market and interest bearing cash	$90,365,097	$—	$—	$90,365,097
Mutual funds	434,182,617	—	—	434,182,617
Common stocks	40,374,235	—	—	40,374,235
Participant Loans	—	—	37,252,707	37,252,707

Total	$564,921,949	$—	$37,252,707	$602,174,656

Countrywide Financial Corporation

401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$41,270,370
Realized gains (losses)	—
Unrealized gains (losses)	—
Purchases, sales, issuances and settlements (net)	(4,017,663)

Balance, end of year	$37,252,707

NOTE 6—NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold during the year) depreciated in fair value by $(335,622,600) during 2008 as follows:

Year Ended December 31,
2008
Mutual Funds	$(268,506,890)
Common Stocks	(67,115,710)

Net depreciation in fair value of investments	$(335,622,600)

NOTE 7—PLAN TERMINATION

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

NOTE 8—RELATED PARTY TRANSACTIONS

Certain Plan investments consist of shares of mutual funds managed by Fidelity Management Trust Company and shares of common stock of Bank of America Corporation (prior to July 1, 2008 Countrywide Financial Corporation common stock). Fidelity Management Trust Company is the trustee and Bank of America Corporation is the parent of the Plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

NOTE 9—FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Corporation by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). Amendments to the Plan have been made subsequent to the date of the IRS determination letter. However, the Corporation believes that the Plan, as amended, is designed and is currently being operated in compliance with the requirements of the Code.

During 2008, certain operational errors were identified and corrected. These errors did not have a material effect on the Plan’s financial position or an adverse effect on the Plan’s qualified status.

NOTE 10—SUBSEQUENT EVENTS

Effective April 6, 2009, the Plan was merged into The Bank of America 401(k) Plan for Legacy Companies.

Countrywide Financial Corporation

401(k) Savings and Investment Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Money Market and Interest Bearing Cash:
*	Fidelity Investments	Retirement Money Market Portfolio	$90,365,097

		Total Money Market and Interest Bearing Cash	90,365,097

	Mutual Funds:
*	Fidelity Investments	Diversified International Fund	59,778,220
*	Fidelity Investments	Freedom 2000 Fund	3,505,738
*	Fidelity Investments	Freedom 2005 Fund	689,543
*	Fidelity Investments	Freedom 2010 Fund	13,039,475
*	Fidelity Investments	Freedom 2015 Fund	4,459,706
*	Fidelity Investments	Freedom 2020 Fund	26,450,992
*	Fidelity Investments	Freedom 2025 Fund	7,130,506
*	Fidelity Investments	Freedom 2030 Fund	30,022,033
*	Fidelity Investments	Freedom 2035 Fund	7,106,807
*	Fidelity Investments	Freedom 2040 Fund	25,369,857
*	Fidelity Investments	Freedom 2045 Fund	1,932,534
*	Fidelity Investments	Freedom 2050 Fund	1,444,133
*	Fidelity Investments	Freedom Income Fund	5,149,710
*	Fidelity Investments	Spartan U.S. Equity Index Fund	46,348,397
	Loomis Sayles	Growth Fund	34,168,511
	LSV Asset Management	Value Equity Fund	53,257,243
	Nuveen Investments	NWQ Small Cap Value Fund	4,598,194
	Pacific Investment Management Company	Total Return Fund	80,478,630
	Wasatch Funds	Small Cap Growth Fund	29,252,388

		Total Mutual Funds	434,182,617

	Common Stock:
*	Bank of America Corporation	Common Stock	40,374,235

		Total Common Stock	40,374,235

*	Participant Loans	Interest rates ranging from 4.25% to 11.5%	37,252,707

		Total Participant Loans	37,252,707

Total Investments			$602,174,656

*	Investments with parties-in-interest as defined under ERISA.

Column (d) was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COUNTRYWIDE FINANCIAL CORPORATION 401K SAVINGS AND INVESTMENT PLAN

Date: June 26, 2009	/s/ STEPHEN D. TERRY
Senior Vice President Benefits Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description	Page No.
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.	14
23.2	Consent of KPMG, LLP Independent Registered Public Accounting Firm.	15